Exhibit 99.1

i-80 Gold Announces Closing of Upsized Private Placement

RENO, Nev., Feb. 22, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce the closing of the previously announced upsized "best efforts" private placement offering (the "Offering") of US$65,000,000 principal amount of secured convertible debentures (the "Convertible Debentures") of the Company (see press releases dated February 2, 2023 and February 3, 2023).

The Convertible Debentures will bear a fixed interest of 8.00% per annum and will mature on February 22, 2027, being the date that is four years from the Offering closing date (the "Maturity Date"). The Convertible Debentures will be the senior unsecured obligation of the Company, and will be secured on a limited recourse basis by Premier Gold Mines USA, Inc., the Company's wholly-owned subsidiary, with recourse limited to a pledge of all present and future limited liability company units issued by its wholly-owned subsidiary, Au-Reka Gold LLC ("Au-Reka"). The Convertible Debentures will be guaranteed on a full recourse basis by Au-Reka which is secured by a first ranking security over all of Au–Reka's present and future real and personal property (including the McCoy-Cove project).

The Convertible Debentures are not redeemable prior to the Maturity Date; provided, however, that, if the Company has not executed the security documents relating to the security being provided in connection with the Offering within 90 days from the date hereof, the Company shall be obligated to repurchase the Convertible Debentures, by the date that is 120 days from the date hereof, at a price equal to 100% of the principal amount of the Convertible Debentures then outstanding plus any accrued and unpaid interest thereon up to and including the date of redemption.

Ewan Downie, John Seaman and Matthew Gollat, each of whom is a director and/or officer of the Company, subscribed for US$150,000, US$50,000 and US$25,000, respectively, in principal amount of Convertible Debentures under the Offering (the "Insider Participation"). Each of the subscriptions by Ewan Downie, John Seaman and Matthew Gollat is considered to be a "related party transaction" for purposes of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions ("MI 61-101"). The Insider Participation is exempt from the formal valuation and minority shareholder requirements under MI 61-101 in reliance upon the exemptions contained in section 5.5(a) and 5.7(1)(a), respectively, of MI 61-101. The Company did not file a material change report more than 21 days before the expected closing date of the Offering as the details of the Offering and the Insider Participation was not settled until shortly prior to the closing of the Offering, and the Company wished to close the Offering on an expedited basis for sound business reasons.

All securities issued under the Offering are subject to a hold period expiring four months and one day from the date hereof. The Offering is subject to final acceptance of the Toronto Stock Exchange and the NYSE American.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws and, accordingly, may not be offered or sold within the United States except in compliance with the registration requirements of the U.S. Securities Act and applicable state securities laws, unless an exemption from such registration is available.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facilities that include an autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, completion of refurbishment and development activities at the Lone Tree project and commencement of mining operations at the Lone Tree project or the Ruby Hill mine. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.

Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: the failure to obtain the final acceptance of the Offering from the Toronto Stock Exchange and the NYSE American, the failure to execute the necessary security documents within 90 days from the date of the closing of the Offering, material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration, refurbishment, development or mining programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

View original content to download multimedia:https://www.prnewswire.com/news-releases/i-80-gold-announces-closing-of-upsized-private-placement-301753611.html

SOURCE i-80 Gold Corp

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/February2023/22/c3768.html

%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 15:41e 22-FEB-23